EXHIBIT 3.1

EXCERPT FROM THE UNANIMOUS WRITTEN CONSENT

OF

THE BOARD OF DIRECTORS

OF

THE GEO GROUP, INC.

Adopted on July 9, 2020 and constituting an Amendment to Article V, Section 1 of the Second Amended and Restated Bylaws

WHEREAS, the By Laws of GEO authorize the Board to designate the number of directors on the Board from time to time at a number not less than three or more than 19, and to fill such vacancies as they occur; and

WHEREAS, the Board’s Nominating and Corporate Governance Committee (the “Committee”) believes it is in the best interest of the Company to increase the number of directors from eight to nine, and the Committee has made such recommendation to the Board, and the Board agrees it is in the best interest of the Company to increase the number of directors from eight to nine; and

NOW, THEREFORE, BE IT RESOLVED, that, the number of members of the Board is increased from eight to nine;